SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934
GENESIS ENERGY, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
371927
(CUSIP Number)
June 4, 2008
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐       Rule 13d-1(b)
☑       Rule 13d-1(c)
☐       Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	371927	Page	2	of	9	Pages

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON: Denbury Resources Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		(1)

WITH	8	SHARED DISPOSITIVE POWER

		(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,028,096(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	10.3%(2)

12	TYPE OF REPORTING PERSON (See Instructions):

	CO
(1) 1,199,041 limited partner interests in Genesis Energy, L.P. (the “Common Units”) were acquired by Denbury Onshore, LLC on June 4, 2008. Denbury Onshore, LLC, directly beneficially owns and has sole voting and investment power with respect to said 1,199,041 Common Units. Neither Denbury Onshore, LLC nor its direct parent company, Denbury Operating Company is a reporting person as neither holds more than 5% of the outstanding Common Units. Denbury Onshore, LLC is a wholly-owned subsidiary of Denbury Operating Company, which in turn is a wholly-owned subsidiary of Denbury Resources Inc. See Exhibit A.
2,829,055 Common Units are directly beneficially owned by Genesis Energy, LLC, which has sole voting and investment power with respect to the Common Units. Genesis Energy, LLC is a wholly-owned subsidiary of Denbury Gathering & Marketing, Inc., which in turn is a wholly-owned subsidiary of Denbury Resources Inc.
(2) Based on 39,452,000 Common Units of the Issuer issued and outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

CUSIP No.	371927	Page	3	of	9	Pages

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON: Denbury Gathering & Marketing, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		(3)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		(3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		(3)

WITH	8	SHARED DISPOSITIVE POWER

		(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,829,055(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	7.2%

12	TYPE OF REPORTING PERSON (See Instructions):

	CO
(3) 2,829,055 Common Units are directly beneficially owned by Genesis Energy, LLC, which has sole voting and investment power with respect to the Common Units. Genesis Energy, LLC is a wholly-owned subsidiary of Denbury Gathering & Marketing, Inc., which in turn is a wholly-owned subsidiary of Denbury Resources Inc.

CUSIP No.	371927	Page	4	of	9	Pages

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON: Genesis Energy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,829,055

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,829,055

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,829,055

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 5 of 9 Pages

Item 1(a)	Name of Issuer:

Genesis Energy, L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

919 Milam, Suite 2100 Houston, Texas 77002

Item 2(a)	Name of Person Filing:

Denbury Resources Inc. Denbury Gathering & Marketing, Inc. Genesis Energy, LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Genesis Energy, LLC	919 Milam, Suite 2100 Houston, Texas 77002
Denbury Gathering & Marketing, Inc.	5100 Tennyson Parkway, Suite 1200 Plano, Texas 75024
Denbury Resources Inc.	5100 Tennyson Parkway, Suite 1200 Plano, Texas 75024

Item 2(c)	Citizenship:

Genesis Energy, LLC	Delaware
Denbury Gathering & Marketing, Inc.	Delaware
Denbury Resources Inc.	Delaware

Item 2(d)	Title of Class of Securities: Common Units

Item 2(e)	CUSIP Number: 371927

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 6 of 9 Pages
This Amendment is being filed to amend and restate Item 4 as follows:

Item 4	Ownership.
(a)	Amount beneficially owned:

4,028,096 Common Units*

(b)	Percent of Class:

10.3%

(c)	Number of Shares as to Which the Person Has:**
(i)	sole power to vote or to direct the vote:
Denbury Resources Inc. 0

Denbury Gathering & Marketing, Inc. 0

Genesis Energy, LLC 2,829,055
(ii)	shared power to vote or to direct the vote:
Denbury Resources Inc. 0

Denbury Gathering & Marketing, Inc. 0

Genesis Energy, LLC 0
(iii)	sole power to dispose or to direct the disposition of:
Denbury Resources Inc. 0

Denbury Gathering & Marketing, Inc. 0

Genesis Energy, LLC 2,829,055
(iv)	shared power to dispose or to direct the disposition of:
Denbury Resources Inc. 0

Denbury Gathering & Marketing, Inc. 0

Genesis Energy, LLC 0

*	This Amendment No. 2 is filed to amend Item 4(a) to reflect the acquisition by Denbury Onshore, LLC of 1,199,041 Common Units on June 4, 2008. Denbury Onshore, LLC directly beneficially owns and has sole voting and investment power with respect to said 1,199,041 Common Units. Neither Denbury Onshore, LLC nor its direct parent company, Denbury Operating Company is reflected as a reporting person in this report as neither holds more than 5% of the outstanding Common Units. Denbury Onshore, LLC is a wholly-owned subsidiary of Denbury Operating Company, which in turn is a wholly-owned subsidiary of Denbury Resources Inc. See Exhibit A.

**	2,829,055 Common Units are directly beneficially owned by Genesis Energy, LLC, which has sole voting and investment power with respect to 2,829,055 Common Units. Genesis Energy, LLC is a wholly-owned subsidiary of Denbury Gathering & Marketing, Inc., which in turn is a wholly-owned subsidiary of Denbury Resources Inc.

Page 7 of 9 Pages

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Denbury Onshore, LLC. See Exhibit A.

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 17, 2009

DENBURY RESOURCES INC.
By:	/s/ Phil Rykhoek
	Name:	Phil Rykhoek
	Title:	Senior Vice President and Chief Financial Officer

DENBURY GATHERING & MARKETING, INC.
By:	/s/ Phil Rykhoek
	Name:	Phil Rykhoek
	Title:	Senior Vice President and Chief Financial Officer

GENESIS ENERGY, LLC
By:	/s/ Karen Pape
	Name:	Karen Pape
	Title:	Senior Vice President